

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2010

Adam C. Derbyshire
Executive Vice President, Chief Financial Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

Re: **Salix Pharmaceuticals, Ltd.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 9, 2010
Proxy Statement on Schedule 14A
Filed April 30, 2010
File Number: 000-23265

Dear Mr. Derbyshire:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director